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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                            ------------------------

                       KANSAS CITY POWER & LIGHT COMPANY
                           (Name of Subject Company)

                       KANSAS CITY POWER & LIGHT COMPANY
                       (Name of Person Filing Statement)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                            ------------------------

                                   485134100
                     (CUSIP Number of Class of Securities)

                            ------------------------

                             JEANIE SELL LATZ, ESQ.
                   SENIOR VICE PRESIDENT, CORPORATE SECRETARY
                            AND CHIEF LEGAL OFFICER
                       KANSAS CITY POWER & LIGHT COMPANY
                                  1201 WALNUT
                        KANSAS CITY, MISSOURI 64106-2124
                                 (816) 556-2200
            (Name, address and telephone number of person authorized
                 to receive notice and communications on behalf
                        of the person filing statement)

                            ------------------------

                                    COPY TO:

                            NANCY A. LIEBERMAN, ESQ.
                      SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                                919 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 735-3000

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
ITEM 1. SECURITY AND SUBJECT COMPANY

    The name of the subject company is Kansas City Power & Light Company, a Missouri corporation ("KCPL"), and the principal executive offices of KCPL are located at 1201 Walnut, Kansas City, Missouri 64106-2124. The title of the class of equity securities to which this Statement relates is the common stock, no par value, of KCPL ("KCPL Common Stock").

ITEM 2. TENDER OFFER OF THE BIDDER

    This Statement relates to an exchange offer disclosed in a Registration Statement on Form S-4 initially filed with the Securities and Exchange Commission on April 22, 1996 and amended on June 19, 1996 and July 3, 1996 (as amended, the "Western Resources Form S-4") by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western Resources common stock, par value $5.00 per share ("Western Resources Common Stock"), for all of the outstanding shares of KCPL Common Stock. According to a prospectus included in the Western Resources Form S-4 (the "Western Resources Prospectus"), Western Resources is offering, upon the terms and subject to the conditions set forth in the Western Resources Prospectus and in a related Letter of Transmittal (together, the "Western Resources Offer"), to exchange shares of Western Resources Common Stock for each outstanding share of KCPL Common Stock validly tendered on or prior to the Expiration Date (as defined in the Western Resources Prospectus) of the Western Resources Offer and not properly withdrawn. Each such share of KCPL Common Stock would be entitled to receive shares of Western Resources Common Stock equal to the Exchange Ratio, defined as the quotient (rounded to the nearest 1/100,000) determined by dividing $31.00 by the average of the high and low sales prices of the Western Resources Common Stock (as reported on the New York Stock Exchange Composite Transactions reporting system as published in THE WALL STREET JOURNAL or, if not published therein, in another authoritative source) on each of the twenty consecutive trading days ending with the third trading day immediately preceding the Expiration Date. The Exchange Ratio is fixed at a minimum value of 0.933 shares and a maximum value of 1.1 shares.

    According to the Western Resources Prospectus, Western Resources intends, as soon as practicable after consummation of the Western Resources Offer, to seek to merge KCPL with and into itself pursuant to applicable law (the "Proposed Western Resources Merger").

    According to the Western Resources Prospectus, the principal executive offices of Western Resources are located at 818 Kansas Avenue, Topeka, Kansas 66612.

ITEM 3. IDENTITY AND BACKGROUND

    (a) The name and business address of KCPL, which is the person filing this Statement, are set forth in Item 1 above.

    (b) Certain contracts, agreements, arrangements and understandings between KCPL or its affiliates and certain of KCPL's directors and executive officers ("Compensation Arrangements") are described under the headings "THE MERGERS -- Conflicts of Interest," "-- Certain Arrangements Regarding the Directors and Management of Maxim," "-- Employment Agreements," "-- Employee Plans and Severance Arrangements," "-- Maxim Plans," "-- Dividend Reinvestment Plan," "THE MERGER AGREEMENT -- Certain Covenants," "-- Maxim Board of Directors," "-- Directors' and Officers' Indemnification," "-- Benefit Plans," "-- Certain Employment Agreements and Workforce Matters," "APPROVAL OF MAXIM PLANS" and "MAXIM FOLLOWING THE MERGERS -- Board of Directors of Maxim" and "-- Management of Maxim" at pages 73-78, 85-90, 102-109 and 120 in the Joint Proxy
Statement/Prospectus of KCPL, dated June 26, 1996, sent by KCPL to its shareholders in connection with KCPL's special meeting of shareholders scheduled to be held on August 7, 1996 (the "Joint Proxy Statement/Prospectus"). A copy of such portions of the Joint Proxy Statement/Prospectus is filed as Exhibit 1 hereto and is incorporated herein by reference. Certain other Compensation Arrangements are described under the headings "COMPENSATION OF EXECUTIVE OFFICERS," "OPTIONS AND STOCK APPRECIATION RIGHTS," "BENEFIT PLANS" and "COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION" at pages 112-117 in the joint proxy statement/prospectus of KCPL, dated April 4, 1996, sent by KCPL to its shareholders in connection with the annual meeting of KCPL shareholders held on May 22, 1996 (the "Original Joint Proxy Statement/Prospectus"). A copy of such portions of the Original Joint Proxy Statement/ Prospectus is filed as Exhibit 2 hereto and is incorporated herein by reference.

    KCPL and Western Resources are involved in various ventures and agreements on an arm's-length basis, including (i) the ownership and operation of the Wolf Creek Generating Station (a nuclear powered generating station) ("Wolf Creek");
(ii) the ownership and operation of the LaCygne Station (a coal-fired station consisting of two generating units); (iii) the lease by KCPL from a subsidiary of Western Resources of a 345 kv transmission line from Wolf Creek to LaCygne Station; (iv) the MOKAN Power Pool, pursuant to which KCPL and Western
Resources, along with Utilicorp United Inc. ("UCU"), operate a Wichita-Topeka-Kansas City-Sibley interconnection; and (v) the Southwest Power Pool pursuant to which KCPL and Western Resources engage in joint transmission planning.

    In the normal course of business, KCPL and Western Resources buy and sell electric power from and to each other in arm's-length transactions pursuant to filed rate schedules.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

    (A) AND (B) AS MORE FULLY DESCRIBED BELOW, THE KCPL BOARD HAS RECOMMENDED THAT KCPL SHAREHOLDERS REJECT THE WESTERN RESOURCES OFFER AND NOT TENDER THEIR SHARES OF KCPL COMMON STOCK PURSUANT TO THE WESTERN RESOURCES OFFER. THE KCPL BOARD HAS ALSO REAFFIRMED ITS DETERMINATION THAT THE TERMS OF THE MERGER AGREEMENT BETWEEN KCPL AND UCU ARE FAIR TO, AND IN THE BEST INTERESTS OF, KCPL AND ITS SHAREHOLDERS.

    BACKGROUND. KCPL, UCU and KC United Corp. ("KCU") entered into an Agreement and Plan of Merger (the "Original Merger Agreement") dated as of January 19, 1996. In accordance with the terms and conditions of the Original Merger Agreement, KCPL and UCU would have been merged into KCU (the "Original Merger"), with each outstanding share of KCPL Common Stock being converted into one share of KCU common stock, and each outstanding share of UCU common stock being converted into 1.096 shares of KCU common stock.

    On April 14, 1996, Mr. A. Drue Jennings, Chairman of the Board, President and Chief Executive Officer of KCPL, received a telephone call from Mr. John E. Hayes, Jr., Chairman of the Board and Chief Executive Officer of Western Resources, in which Mr. Hayes informed Mr. Jennings that he was delivering to Mr. Jennings an unsolicited proposal to the board of directors of KCPL (the "KCPL Board") pursuant to which Western Resources would acquire all of the outstanding KCPL Common Stock in exchange for shares of Western Resources Common Stock valued at $28.00 per share of KCPL Common Stock, subject to a "collar" limiting the amount of Western Resources Common Stock that holders of KCPL Common Stock would receive to no more than 0.985 shares, and no less than 0.833 shares, of Western Resources Common Stock for each share of KCPL Common Stock. Following such telephone conversation, on April 14, 1996, Mr. Jennings received from Western Resources a letter (the "April 14 Letter") setting forth further details of Western Resources' unsolicited merger proposal.

    A meeting of the KCPL Board was held on April 19, 1996 and April 21, 1996 to consider Western Resources' proposal. At this meeting, the KCPL Board received presentations from KCPL's management and its financial and legal advisors. On April 21, the KCPL Board, based upon the presentations given, the advice received, and the considerations discussed at such meeting of the KCPL Board, determined that further exploration of the Western Resources proposal was not in the best interests of KCPL, its shareholders, customers, employees and other constituencies. Also on such date, the KCPL Board reaffirmed its approval of the Original Merger with UCU.

    On April 22, 1996, Western Resources announced that it intended to commence an unsolicited exchange offer for all outstanding shares of KCPL Common Stock.

    On May 6, 1996, KCPL and UCU announced that they would recommend an annual dividend of $1.85 per common share for KCU. Also on May 6, 1996, Western Resources announced that it had increased the lower limit of the "collar" in the Western Resources Offer. According to Western Resources, the minimum number of shares of Western Resources Common Stock that KCPL shareholders would receive for each share of KCPL Common Stock if the Western Resources Offer was consummated would be changed from 0.833 to 0.91. The maximum number was not changed.

    On May 9, 1996 the KCPL Board met in order to review the status of the Original Merger and the proposed Western Resources exchange offer. During the period beginning on May 10, 1996 and ending on May 19, 1996, various meetings were held between executives of KCPL and UCU to discuss a possible change in the exchange ratios in the Original Merger, certain changes in the structure of the Original Merger and other possible changes to the terms of the Original Merger. On May 20, 1996, KCPL, KC Merger Sub, Inc. ("Sub"), KCU and UCU entered into the Amended and Restated Agreement and Plan of Merger, dated as of January 19, 1996, as amended and restated as of May 20, 1996 (as amended and restated, the "Merger Agreement"). Pursuant to the Merger Agreement, (i) Sub will merge with and into UCU, with UCU surviving (the "UCU Merger"), and (ii) immediately thereafter, the surviving corporation in the UCU Merger will merge with and into KCPL, with KCPL surviving (together with the UCU Merger, the "Mergers"). As part of the Mergers, KCPL will be renamed Maxim Energies, Inc. ("Maxim"). Pursuant to the Merger Agreement, shareholders of UCU will receive one share of KCPL common stock for each share of common stock, par value $1.00 per share, of UCU ("UCU Common Stock"), and KCPL shareholders will retain their existing shares. The Merger Agreement is filed as Exhibit 3 hereto and is incorporated herein by reference. Also on May 20, 1996, KCPL announced that it was cancelling the vote on the Original Merger scheduled to be held at the annual meeting of KCPL shareholders on May 22, 1996.

    On May 22, 1996, the Citizens' Utility Ratepayers Board (the "CURB"), an organization created by Kansas statute whose purpose is to represent the interests of residential and small commercial ratepayers in public utility matters, and the staff of the Kansas State Corporation Commission (the "Kansas Commission") filed testimony and exhibits with the Kansas Commission recommending that rate reductions be imposed on Western Resources. The CURB recommended an $87 million annual reduction, and the Kansas Commission staff recommended a $105 million annual reduction.

    On June 17, 1996, Western Resources commenced a solicitation of proxies from KCPL shareholders in opposition to the issuance of KCPL Common Stock in connection with the Mergers and announced (the "June 17 Announcement") that it was increasing the price in its offer to merge with KCPL to $31 of Western Resources Common Stock for each share of KCPL Common Stock, subject to a "collar" pursuant to which each share of KCPL Common Stock would be exchanged for no more than 1.1 and no less than 0.933 shares of Western Resources Common Stock. On June 19, 1996, Western Resources amended the terms of its proposed exchange offer to reflect the terms of the June 17 Announcement. On June 24, 1996, the KCPL Board met and determined that further exploration of the proposal of Western Resources contained in the June 17 Announcement was not in the best interests of KCPL, its shareholders, customers, employees and other constituencies. The KCPL Board also reaffirmed its approval of the Mergers and the Merger Agreement.

    On July  8,  1996, Western  Resources  filed  a tender  offer  statement  on
Schedule 14D-1 with the Securities and Exchange Commission. At a meeting held on July 9, 1996, the KCPL Board reviewed and deliberated the terms of the Western Resources Offer with its legal and financial advisors. At its meeting held on July 9, 1996, the KCPL Board determined by a unanimous vote of those directors present that the Western Resources Offer is not in the best interests of KCPL and its shareholders, customers, employees and other constituencies. Accordingly, the KCPL Board recommended that KCPL shareholders reject the Western Resources Offer and not tender their shares. KCPL's press release and letter to shareholders with respect to the KCPL Board's recommendation are attached hereto as Exhibits 4 and 5, respectively, and are incorporated herein by reference.

    THE RECOMMENDATION. The KCPL Board resolved to recommend against the Western Resources Offer because the KCPL Board did not find the Western Resources Offer to be in the best interests of KCPL and its shareholders, customers, employees and other constituencies. In making this determination, the KCPL Board considered the following factors, among others:

    - WESTERN RESOURCES FACES SIGNIFICANT RATE REDUCTIONS.

    In connection with Western Resources' acquisition of Kansas Gas and Electric Company ("KGE") in 1991, the Kansas Commission ordered that all merger savings (over and above an acquisition adjustment that is inapplicable here) should be shared equally between ratepayers and shareholders. However, Western Resources has not yet adjusted its rate levels to reflect the savings achieved in the KGE merger. As a result, Western Resources is currently embroiled in rate reduction proceedings before the Kansas Commission.

    The KCPL Board believes that the Kansas Commission will impose rate reductions on Western Resources far in excess of the $8.7 million per year over seven years that Western Resources has proposed. Western Resources has implicitly admitted that it can afford to reduce its earnings by at least an additional $50 million per year by requesting the Kansas Commission's permission to accelerate depreciation on the Wolf Creek plant by that annual amount. Indeed, the staff of the Kansas Commission has recommended an immediate annual rate reduction of $105 million, an amount twelve times greater than Western Resources' proposal in the first year of reduction. The KCPL Board believes that the Kansas Commission will address Western Resources' overearnings by ordering significant rate reductions and will not permit Western Resources to keep such overearnings.

    - ANTICIPATED RATE REDUCTIONS COULD IMPERIL WESTERN RESOURCES' ABILITY TO DELIVER PROMISED DIVIDENDS TO KCPL SHAREHOLDERS.

    The implementation of the Kansas Commission staff's recommended $105 million annual rate reduction would have a significant negative impact on Western Resources' cash flow and earnings. If the $105 million annual rate reduction is implemented, then virtually all of Western Resources' projected earnings for 1998 would be required to pay the dividends promised to KCPL shareholders (based on (i) Western Resources' own projection of earnings for 1998 assuming a KCPL/Western Resources combination, as reported in the Western Resources Prospectus, and (ii) a reduction of such projections, calculated by KCPL, to reflect the full rate decrease recommended by the staff of the Kansas Commission). Even if the Kansas Commission orders a rate decrease of only $80 million annually, a figure amounting to approximately three-fourths of its staff's recommendation, over 90% of Western Resources' projected earnings for 1998 could be required to make the promised dividend payments. EVEN WITHOUT SUCH RATE REDUCTIONS, THE WESTERN RESOURCES PROSPECTUS ADMITS THAT WESTERN RESOURCES' PROJECTED DIVIDENDS DECLARED PER SHARE FOR 1998 EXCEED PROJECTED EARNING PER
SHARE FOR 1998. In light of these facts, the KCPL Board questions the reliability of Western Resources' dividend promises.

    - WESTERN RESOURCES' SYNERGIES CLAIMS ARE UNREALISTIC AND WESTERN RESOURCES WILL NOT BE ALLOWED TO RETAIN 70% OF THE SAVINGS RESULTING FROM A MERGER WITH KCPL.

    The KCPL Board believes, based on a review of Western Resources' synergies analysis, that Western Resources has significantly overestimated the amount of savings that would result from a KCPL/Western Resources combination. Furthermore, Western Resources' assumption that it will be allowed to retain 70% of the savings resulting from a merger with KCPL is inconsistent with applicable precedent. The Kansas Commission, in its order authorizing the merger of KGE and Western Resources' predecessor, Kansas Power and Light Co. ("KPL"), required merger savings (over and above an acquisition adjustment that is inapplicable here) to be shared equally (50-50) between shareholders and customers. In addition, the staff of the Missouri Public Service Commission, in the pending Union Electric/CIPSCO merger, is recommending an equal (50-50) sharing of merger savings between shareholders and customers. Western Resources will need the approval of both of these regulatory agencies for any merger with KCPL. In light of these precedents, it appears unrealistic to assume that Western Resources will be able to keep 70% of merger savings.

    As a result of the KCPL Board's conclusion that Western Resources will not realize its forecasted amount of savings, and the KCPL Board's belief that Western Resources will not be able to retain its expected portion of whatever savings it does realize, the KCPL Board does not believe that Western Resources' financial forecasts, including future dividend forecasts, are credible.

    - THE COMBINED EFFECT OF THE POTENTIAL $105 MILLION ANNUAL RATE REDUCTION AND OTHER FACTORS DISCUSSED ABOVE, AS WELL AS A MORE REALISTIC SYNERGIES SAVINGS ESTIMATE, WOULD HAVE A NEGATIVE IMPACT ON THE VALUE OF WESTERN RESOURCES' STOCK. IN THIS CONNECTION AND AS ILLUSTRATED BELOW, THE KCPL BOARD CONSIDERED AS ONE EXAMPLE OF THE FOREGOING THE IMPACT ON WESTERN RESOURCES' 1998 STOCK PRICE ASSUMING (I) THAT WESTERN RESOURCES' RATES WERE REDUCED BY $105 MILLION ANNUALLY IN ACCORDANCE WITH THE KANSAS COMMISSION'S STAFF'S RECOMMENDATIONS AND (II) WHAT THE KCPL BOARD BELIEVED TO BE A MORE REALISTIC SYNERGIES ESTIMATE.

    If Western Resources' earnings are overstated by $0.33 as shown in the chart below, then multiplying such $0.33 overstatement by an assumed price/earnings ratio of 11.5 indicates that there could be a negative impact on the value of Western Resources' common stock in 1998 equalling approximately $3.80 per share.

Western Resources Forecast of 1998 Earnings Per Share for Western Resources/
 KCPL Combination 1                                                              $    2.52

Adjustment to Reflect $105 Million Rate Reduction Recommended by Kansas
 Corporation Commission Staff 2                                                      (0.22)

Adjustment to Reflect Overstatement of Merger-Related Savings by Western
 Resources 3                                                                         (0.11)

Revised Estimate of Western Resources' 1998 Earnings per Share for Western
 Resources/KCPL Combination                                                      $    2.19

Implied Reduction in Western Resources Common Stock value in 1998 based on
 assumed price/earnings ratio of 11.5 4                                          $    3.80

1 As reported in the Western Resources Prospectus and excluding costs to achieve savings and transaction costs. In the Western Resources Prospectus, Western Resources estimated earnings per share for 1998 based on Western Resources' closing stock price on July 2, 1996 resulting in an exchange ratio of 1.01224.

2 Assumes that Western Resources underestimated the rate reduction by $46.3 million, derived by subtracting from Kansas Commission staff's recommended $105 million annual rate reduction both (i) Western Resources' proposal for an $8.7 million rate reduction and (ii) Western Resources' proposal for $50 million accelerated depreciation of its investment in the Wolf Creek nuclear plant. The $46.3 million adjustment as reduced by 40% to reflect the effect of taxes results in an after-tax adjustment of $27.78 million, which results in a reduction to earnings per share of approximately $0.22 based upon 128,136,000 shares outstanding.

3 Assumes that $70.421 million in first year savings claimed by Western Resources in its prospectus dated July 3, 1996 are overstated by $23.474 million. KCPL's analysis of Western Resources' claimed merger-related savings indicated that Western Resources overestimated total purchasing savings by 62.7% and overestimated total administrative savings by 48.5%. Applying such percentages to the first year purchasing and administrative savings in Western's prospectus dated July 3, 1996 indicates that first year merger-related savings are overstated by slightly more than one-third. One-third of Western Resources' estimate of $70.421 million equals $23.474 million. The $23.474 million adjustment as reduced by 40% to reflect the effect of taxes results in an after-tax adjustment of $14.084 million, which results in a reduction to earnings per share of approximately $0.11 based upon 128,136,000 shares outstanding.

4 Utility industry estimated average for 1996 as calculated in Merrill Lynch report dated June 26, 1996.

    The foregoing contains certain statements of opinion and belief of KCPL. The foregoing information is provided to facilitate an analysis of the potential value of the Western Resources Offer. The implied reduction, if any, in Western Resources' common stock value may be greater or less than indicated above.

    - THE WESTERN RESOURCES OFFER IS SUBJECT TO CONDITIONS THAT THE KCPL BOARD BELIEVES CANNOT BE SATISFIED.

    The Western Resources Offer is conditioned on the availability of the pooling of interests method of accounting. The KCPL Board does not believe that a pooling of interests will be permissible. KCPL has granted certain of its officers stock options in tandem with limited stock appreciation rights through a nonqualified stock option agreement in conjunction with the Long-Term Incentive Plan established on May 5, 1992. Under the terms of the Long-Term Incentive Plan, the limited stock appreciation rights will be automatically exercised one day after an event of change in control. The Western Resources Offer, if consummated, would be considered a change in control. The resulting exercise of the stock appreciation rights will cancel any related stock option and allow the holder to receive in cash an amount equal to the excess of the fair market value on the date of exercise of one share of common stock over the option price multiplied by the number of shares of common stock covered by the related stock option. Such cash payments for securities that are essentially the same as common stock would violate paragraph 47b of APB Opinion No. 16 of the Accounting Principles Board and prohibit the pooling of interests method of accounting.

    - THE RATE DISPARITY BETWEEN KGE AND KPL CUSTOMERS AMOUNTS TO AT LEAST $171 MILLION ANNUALLY.

    There  is  a  significant  disparity  among  the  rates  charged  to Western
Resources customers. The rates charged to KGE customers were to have been reduced in connection with the acquisition of KGE by KPL. However, testimony before the Kansas Commission indicates that if the rates charged to Western Resources' KGE customers were reduced to equal the rates charged to customers of Western Resources' KPL subsidiary, Western Resources would suffer a $171 million annual revenue reduction. Thus, even if the Kansas Commission follows the suggestion of its staff and the entire $105 million annual rate reduction is applied to KGE customers, Western Resources would still face a rate disparity of approximately $65 million per year. Given these facts, the KCPL Board questions Western Resources' commitment to sharing prospective merger savings with KCPL customers. In an increasingly deregulated utility environment, the KCPL Board believes that Western Resources will have to address the rate disparity issue because Western Resources' customers may otherwise choose to purchase cheaper power from Western Resources' competitors, and the KCPL Board does not believe that revenues from KCPL customers should be used to subsidize a rate reduction for KGE customers.

    - RECENTLY,  WESTERN  RESOURCES  BEGAN  THE  40-YEAR  AMORTIZATION  OF   THE
      ACQUISITION PREMIUM FOR KGE OF APPROXIMATELY $20 MILLION ANNUALLY.

    As a result of the KGE acquisition, Western Resources must amortize an $801 million acquisition premium at the rate of approximately $20 million per year over a period of forty years, only a portion of which will be recovered in rates. This significant, ongoing and long-term burden is a liability that the KCPL Board does not believe KCPL shareholders and ratepayers should be forced to share.

    - A COMBINATION OF KCPL AND WESTERN RESOURCES WOULD CONCENTRATE RISK.

    A combined KCPL/Western Resources entity would own 94% of the Wolf Creek nuclear plant, concentrating a significant amount of capital and risk in a single asset. The KCPL Board believes that it would be preferable to avoid concentration of additional risk in Wolf Creek. In contrast, a KCPL/UCU entity would own only 47% of Wolf Creek. Moreover, a KCPL/Western Resources combined company would operate in relatively uniform climatic, geographic and regulatory markets, further concentrating risk while a KCPL/UCU entity would operate in eight geographically diverse states and six foreign countries.

    - A COMBINED KCPL/UCU ENTITY WOULD BE BETTER POSITIONED TO COMPETE IN A DEREGULATED MARKET.

    A merger with UCU provides KCPL with access to new markets in several states and foreign countries, diversifies KCPL's risks by providing entry into nonregulated energy related businesses, and provides KCPL with the competitive advantages of UCU's successful brand name, EnergyOne. A merger with Western Resources would provide KCPL with none of these immediate advantages. The KCPL Board believes that UCU is much better positioned than Western Resources to compete in a deregulated utility market.

    - WESTERN RESOURCES' "NO LAYOFFS" PROMISE IS NOT CREDIBLE.

    Western Resources has stated that no layoffs would result from its proposal. However, the synergy analysis filed by Western Resources with the Kansas Commission stated that 531 employee positions would be eliminated and assumed that all resulting savings would be available by January 1, 1998. In light of Western Resources' admission in its proxy materials that a hostile transaction could not be completed until the end of 1997, the KCPL Board does not believe that Western Resources could achieve those 531 "reductions" without laying off KCPL employees.

    - THE KCPL BOARD QUESTIONS WESTERN RESOURCES' COMMITMENT TO KANSAS CITY.

    Based on historical contributions of Western Resources, the KCPL Board doubts Western Resources' commitment to Kansas City charities and Kansas City community development efforts.

    - THE WESTERN RESOURCES OFFER MAY BE TAXABLE TO KCPL SHAREHOLDERS.

    In Western Resources' prospectus dated July 3, 1996, it is disclosed that Western Resources' tax counsel will render opinions that the effects of Western Resources' proposal will be tax-free to KCPL shareholders. It is also disclosed that such opinions will be based upon certain assumptions made with the consent of Western Resources. The KCPL Board cannot evaluate whether the Western Resources Offer will be tax-free to KCPL shareholders without knowing the nature of such assumptions. However, if these assumptions are identical to the assumptions set forth in the Western Resources preliminary prospectus dated April 22, 1996, the KCPL Board believes that many of the assumptions described as underlying such opinions are questionable, and if any of such assumptions prove invalid, the Western Resources Offer may constitute a taxable transaction. In a taxable transaction, the value received by KCPL shareholders would be significantly less than Western Resources' offer of $31 per KCPL share.

    - A  KCPL/UCU  COMBINATION  OFFERS  SUPERIOR   BENEFITS  TO  KCPL  AND   ITS
      SHAREHOLDERS.

    At its meeting held on July 9, 1996, the KCPL Board also reaffirmed its determination that the terms of the Merger Agreement are fair to, and in the best interests of, KCPL and its shareholders, customers, employees and other constituencies. In making its recommendation in favor of the Mergers and against the Western Resources Offer, the KCPL Board considered Western Resources' proposal but determined to proceed with the UCU transaction because of the benefits of the UCU transaction. The KCPL Board believes that the electric utility industry will undergo tremendous upheaval in the wake of deregulation. As barriers to the mergers of utilities come down, the utility industry will come to more closely resemble other industries where competition is intense and only the strongest companies succeed. The KCPL Board is convinced that in order to succeed in such a market, KCPL must be a customer focused, low-cost energy supplier with diversified assets and the financial resources to leverage its strengths. The KCPL Board believes that the Mergers will allow KCPL to achieve these goals, and that this unique opportunity for KCPL and UCU to merge provides unusual opportunities for KCPL shareholders to participate in the growth of the combined company. This growth will derive from operating efficiencies obtained from economies of scale; the more efficient use of the current investments in generating and transmission capacity and advanced information systems; improved opportunities for cost reductions; revenue enhancements made possible by the combination of KCPL and UCU (SEE "THE MERGERS -- Enhancement of Financial Performance" at pages 55-58 of the Joint Proxy Statement/Prospectus, which pages are incorporated by reference herein and attached hereto as part of Exhibit 6); domestic market diversification, due to UCU's presence in eight different states, leading to reduced risk; international market diversification, due to UCU's presence in five foreign countries, both reducing risk and affording unusual growth opportunities; the addition of natural gas to the products and services offered to customers and the potential for attracting new customers through the offering of such additional service; and the long-term financial capability of a larger company. In the judgment of the KCPL Board, these factors combine to offer shareholders improved opportunities for earnings and dividend growth and an enhanced ability to manage risk in an uncertain environment created by the changing utility market.

    In  reaching  the  conclusion  to  reaffirm  the  Merger  Agreement  and the
transactions  contemplated  therein,   the  KCPL  Board   considered:  (i)   the
prospective  financial strength of each company individually and the benefits of
combination  discussed  above,  particularly  in  light  of  the  KCPL   Board's
familiarity with and review of KCPL's business, operations, financial condition and earnings on both an historical and prospective basis, and the KCPL Board's belief that the strategic alliance with UCU will provide opportunities to achieve benefits for KCPL's shareholders and customers that would not be available if KCPL and UCU remained as separate enterprises; (ii) current industry, economic and market conditions which encourage consolidation to reduce risk and create new avenues for earnings growth as discussed under "THE MERGERS
- --   Background   of  the   Mergers"  at   pages  32-46   of  the   Joint  Proxy
Statement/Prospectus, which pages are incorporated by reference herein and attached hereto as Exhibit 7; (iii) KCPL's estimated cost savings resulting from the Mergers, which the KCPL Board believes to be credible and achievable, and the effect of such savings on the competitive position of Maxim; (iv) the enhanced access to capital that Maxim would enjoy due to the size of the
combined  company;  (v)  UCU's   experience  in  energy  related   non-regulated
businesses; (vi) the proposed structure of the transaction with UCU and the terms of the Merger Agreement and other documents to be executed in connection with the Mergers which provide for reciprocal representations and warranties, conditions to closing and rights to termination, and balanced rights and obligations; (vii) that the Mergers are expected to be treated as a tax-free reorganization and to be accounted for as a pooling of interests transaction (which avoids the reduction in earnings which would result from the creation and amortization of goodwill under purchase accounting); (viii) the expected benefits of the Mergers discussed below; (ix) the Exchange Ratio in the Mergers as compared to the exchange ratios in the Original Merger and the increase in value to KCPL shareholders in the Mergers as compared to the Original Merger, which increase in value is due to an increase in the percentage interest held in
the   combined  company   by  KCPL   shareholders  from   approximately  55%  to
approximately 57%; (x) that approval of the issuance of shares of KCPL Common Stock in connection with the Mergers requires the affirmative vote of the holders of a majority of the shares of KCPL Common Stock voting thereon as compared to the Original Merger which required the favorable vote of two-thirds of the outstanding shares of KCPL Common Stock, that this change increased the likelihood of consummation of the combination by eliminating the power of a minority of KCPL shareholders to effectively veto what the majority approve, and that Western Resources would likely commence litigation challenging this aspect of the Merger Agreement (which latter consideration led the KCPL Board to deem it advisable to commence litigation seeking declaratory judgments concerning the legality of the Merger Agreement and its adoption (SEE Item 8 hereto)); and (xi) the written opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") dated as of June 26, 1996 to the effect that the Exchange Ratio is fair to holders of KCPL Common Stock (other than UCU and its affiliates) from a financial point of view. The written opinion of Merrill Lynch dated as of June 26, 1996 is filed as Exhibit 8 hereto and is incorporated herein by reference. In that regard, management of KCPL has advised Merrill Lynch that it believes there are significant contingencies and uncertainties associated with the proposal of Western Resources to acquire the outstanding shares of KCPL Common Stock by means of an exchange offer and merger (as set forth in the Registration Statement on Form S-4 filed by Western Resources with the Securities and Exchange Commission on April 22, 1996, as amended to reflect the terms contained in the June 17 Announcement (the "Western Resources Proposal")) due to the speculative nature of certain assumptions made by Western Resources in the Western Resources Proposal relating to Western Resources'
ability   to   achieve   and    retain   certain   estimated   aggregate    cost
savings, and the likelihood of substantially greater rate reductions affecting Western Resources in a pending rate proceeding than those assumed by Western Resources. Management of KCPL has also advised Merrill Lynch that it believes that the Western Resources Proposal is not consistent with the strategic objectives of KCPL. In view of the foregoing, Merrill Lynch was not asked by the KCPL Board to consider, and Merrill Lynch did not consider, the Western Resources Proposal in arriving at its opinion. In determining that the Mergers are fair to and in the best interests of its shareholders, the KCPL Board considered the above facts as a whole and did not assign specific or relative weights to them.

    The KCPL Board believes that the benefits of the Mergers will include the following:

       (i) DIVERSIFICATION. The Mergers will result in the increased ability of KCPL and UCU to diversify their existing operations through acquisitions of primarily energy related, non-regulated assets or entities, development and marketing of new products and use of new technology, thereby assisting Maxim in counteracting potential decreases in revenue caused by increased competition in the utility industry.

       (ii) CUSTOMER SERVICE. Maxim will rapidly be able to develop and deploy innovative customer services, especially those using advanced information technology. These services will reach a wider customer base than would be possible with each company operating alone.

       (iii) STRATEGIC ACQUISITIONS. The Mergers will provide a larger and more stable platform from which to acquire properties that mesh with the strategic intent of the combined enterprise.

       (iv)COORDINATION OF DISPATCH. The coordination of the dispatch of Maxim's electric generating units and transmission facilities should permit more efficient utilization of Maxim's resources to meet the combined system's requirements and provide continued low-cost energy to Maxim's customers.

        (v) INCREASED PURCHASING COORDINATION. The oordination of purchases of products including fuel, electric energy and natural gas should enable
Maxim to lower  costs of  such items through  economies of  scale and  increased
bargaining   strength  and   should  contribute  to   more  efficient  inventory
management.

        (vi) MANAGEMENT OF PRICE INCREASES. The operating cost savings resulting from the Mergers will allow Maxim to hold future electric rate increases below what would otherwise be necessary for the individual utilities, thus maintaining the cost advantage currently enjoyed by customers of KCPL and UCU.

      (viii) GENERATION PLANNING BENEFITS. Due to the greater size and diversity of electric generating units which will result from combining the KCPL and
UCU systems, Maxim can achieve the same level of reliability for the combined system with a lower reserve margin than that currently employed by either KCPL or UCU. Future generation planning should benefit Maxim by improving the existing ability of KCPL and UCU to satisfy customer demand load by lowering reserve requirements, diversifying periods of peak customer demands and optimizing base-load plant usage. In addition, the Mergers will permit the two utilities to reduce the consequences of the loss of a major base-load power plant. Major extended outages can be very costly both to utilities and to their customers. Protection against such costs include backup capacity and provisions for alternative base-load sources. The risk to any one utility of having problems at any one facility may also be mitigated through coordinated system planning and scheduling of power plant maintenance in a large pool of base-load generating units.

      (viii) PEAK DEMAND REDUCTION EFFORTS. As members of a coordinated system, KCPL and UCU will be able to share their expertise in demand-side management techniques. Demand-side management includes the reduction of peak loads of customers through pricing, energy efficiency programs and other load management programs.

  (ix) DEFERRAL OF CAPITAL INVESTMENTS. It is anticipated that Maxim will be able to eliminate or defer certain capital investments that KCPL and UCU otherwise would have to make as separate entities. These include the deferral or elimination of planned peaking capacity additions and the deferral of planned base-load capacity additions in the early 2000s.

  (x) OPERATIONS AND MAINTENANCE ACTIVITIES. The coordinated allocation of manpower, equipment, technology and other resources should result in benefits to customers of the two utilities. Sharing of stored inventory and other materials should be attainable and may result in reduced costs to both utilities.

  (xi) EXPANDED MANAGEMENT RESOURCES. In combination, KCPL and UCU will be able to draw on a larger and more diverse mid- and senior-level management pool to lead the combined Maxim forward in an increasingly competitive environment for the delivery of energy.

  (xii)INCREASED SIZE AND STABILITY. As a larger entity, Maxim will have a more diverse generating, transmission and customer base. In addition, Maxim will have a larger asset base than either KCPL or UCU, enhancing its access to capital markets.

  (xiii) ECONOMIC DEVELOPMENT EFFORTS. A larger, more diverse service territory and competitive rates should broaden the range of opportunities KCPL and
UCU can offer existing and potential customers, making the combined service area more attractive to business and helping to stimulate economic growth in the region.

   (xiv) REDUCED ADMINISTRATIVE COSTS. It is anticipated that as a result of combining staff functions, within several years, Maxim will need approximately 200 fewer employees than KCPL and UCU would need without the Mergers. These work force reductions will be accomplished, as much as possible, through restrictions on hirings (which are currently in effect at both companies), attrition and voluntary early retirement. In addition, some savings in areas such as insurance, regulatory costs and auditing and consulting fees should be realizable.

   (xv) COMMUNITY INVOLVEMENT. Maxim will be a stronger partner in the economic development efforts of the communities KCPL and UCU now serve. The philanthropic and volunteer programs currently maintained by the two companies will be continued with the enhanced resources of the combined entity. Moreover, Maxim's substantial customer base will give it a stronger voice in national policy debates on issues affecting the region.

    Several of the benefits discussed above result from synergies associated with the merger of KCPL and UCU. KCPL and UCU retained Ernst & Young LLP ("Ernst
& Young") to assist in identifying and quantifying the synergies that would result from the Mergers. Ernst & Young identified potential synergies of $636 million. Utilizing the methodologies developed by Ernst & Young's synergies study, KCPL and UCU identified additional operational benefits totalling $56.5 million (before taxes) over four years. The Palmer Bellevue practice of Coopers
& Lybrand Consulting assisted KCPL and UCU in their development of additional information relating to Maxim's ability to enhance its financial performance; such financial enhancement is expected to equal $244 million (before taxes) over four years. The development of such figures was based on assumptions that KCPL believes to be reasonable, but there can be no assurances that such assumptions will approximate actual experience and, in such event, actual results could differ materially from such figures. Shareholders are urged to review the detailed analysis of such synergies, operational efficiencies and financial enhancements, and the assumptions underlying them, set forth under "THE MERGERS
- -- Certain Forward Looking Information," "-- Synergies from the Mergers," "-- Additional Operational Benefits" and "-- Enhancement of Financial Performance" at pages 51-58 of the Joint Proxy Statement/Prospectus, which pages are attached hereto as Exhibit 6 and are incorporated herein by reference.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    KCPL has retained Merrill Lynch to render financial advisory services to KCPL in connection with the Mergers and the Western Resources Offer. Pursuant to the terms of an engagement letter dated November 14, 1995, KCPL has agreed to pay Merrill Lynch (i) a $150,000 retainer fee and (ii) a transaction fee equal to $7,000,000 (the "Transaction Fee") against which the retainer fee will be credited. The Transaction Fee is payable in three installments: One-third upon the execution of the definitive agreement to effect the Original Merger, one-third upon shareholder approval of the Mergers, and any remaining unpaid portion upon closing of the Mergers. KCPL has also agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses and to indemnify Merrill Lynch and certain related persons against certain liabilities in connection with its engagement, including certain liabilities under the federal securities laws.

    Pursuant to the terms of an engagement letter dated March 4, 1995, KCPL has retained Merrill Lynch as its exclusive financial advisor with respect to certain events, including, among other things, (a) any acquisition by a person or group of persons of 5% or more of any class of KCPL's equity securities, (b) any solicitation of proxies or shareholder consents in opposition to, or without the support of the KCPL Board, (c) any oral or written proposal to KCPL or any of its shareholders relating to an acquisition of, or a business combination involving KCPL (by merger, tender offer or otherwise) or relating to the acquisition of any of its capital stock or all or a substantial portion of its revenues or income by way of a joint venture, negotiated purchase, lease, license, exchange or other means or (d) any other extraordinary transactions involving KCPL. Pursuant to such engagement letter, KCPL has agreed to retain Merrill Lynch on terms and conditions customarily established by major investment banking firms for similar services in similar circumstances at such time. KCPL has also agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses and to indemnify Merrill Lynch and certain related persons against certain liabilities in connection with its engagement, including certain liabilities under the federal securities laws.

    KCPL has retained D.F. King & Co., Inc. to assist KCPL in its solicitation of proxies in connection with the Mergers and to assist KCPL in connection with its communications with its shareholders with respect to, and to provide other services to KCPL in connection with, the Mergers and the Western Resources Offer. Such firm will receive reasonable and customary compensation for its services and will be reimbursed for its out-of-pocket expenses in connection therewith. KCPL has agreed to indemnify such firm against certain liabilities arising out of or in connection with its engagement.

    KCPL has retained Abernathy MacGregor Scanlon and Burson-Marsteller as public relations advisors in connection with the Mergers and the Western Resources Offer. Such firms will receive reasonable and customary compensation for their services and will be reimbursed for their out-of-pocket expenses in connection therewith. KCPL has agreed to indemnify such firms against certain liabilities arising out of or in connection with their engagement.

    Except as set forth above, neither KCPL nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to shareholders with respect to the Mergers or the Western Resources Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    (a) Except as described below, there have been no transactions in shares of KCPL Common Stock which were effected during the past 60 days by KCPL, or, to the best knowledge of KCPL, any executive officer, director, affiliate or subsidiary of KCPL.

    The following officers of KCPL have made purchases of KCPL Common Stock in the last 60 days pursuant to KCPL's employee savings plan in the amounts set forth beside their names: B. J. Beaudoin (74 shares); F. L. Branca (69 shares);
S. W. Cattron (50 shares); C. R. Cole (108 shares); J. J. DeStefano (141 shares); M. Jackson (96 shares); A. D. Jennings (295 shares); J. S. Latz (52 shares); D. M. Morgan (126 shares); N. A. Roadman (70 shares); M. C. Sholander (47 shares); R. A. Spring (68 shares); B. M. Tate (80 shares); R. G. Wasson (74 shares) and J. T. White (111 shares).

    The following directors of KCPL have made purchases of KCPL Common Stock in the last 60 days pursuant to KCPL's dividend reinvestment plan in the amounts set forth beside their names: D. L. Bodde (12 shares); W. H. Clark (4 shares);
R. J. Dineen (4 shares); A. J. Doyle (4 shares); W. T. Grant (4 shares); G. E. Nettels (4 shares); L. H. Talbot (4 shares) and R. H. West (4 shares).

    (b) To the best knowledge of KCPL, none of its executive officers, directors, affiliates or subsidiaries presently intends to tender shares of KCPL Common Stock to Western Resources pursuant to the Western Resources Offer or to sell any shares of KCPL Common Stock that are owned beneficially or held of record by such persons, in each case, subject to and consistent with any fiduciary obligations in the case of shares of KCPL Common Stock held by a fiduciary.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    (a) and (b). As described under Item 3(b) above, KCPL, UCU and KCU entered into the Original Merger Agreement as of January 19, 1996, and on May 20, 1996, KCPL, Sub, KCU and UCU entered into the Merger Agreement. The terms of the Merger Agreement are more fully set forth in the Merger Agreement, which is incorporated herein by reference and filed as Exhibit 3, and in the Summary of the Joint Proxy Statement/Prospectus, which is incorporated herein by reference and is attached hereto as Exhibit 9. A description of the background of the Mergers is contained in Item 3(b) above and under the heading "THE MERGERS -- Background of the Mergers" at pages 32-46 of the Joint Proxy Statement/Prospectus. A copy of these pages is attached as Exhibit 7 hereto and is incorporated herein by reference.

    Except as described in this Item 7, KCPL is not engaged in any negotiation in response to the Western Resources Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving KCPL or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of assets of KCPL or any of its subsidiaries, (iii) a tender offer for or other acquisition of securities by or of KCPL or (iv) a material change in the present capitalization or dividend policy of KCPL.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

    On May 20, 1996, KCPL commenced litigation captioned KANSAS CITY POWER & LIGHT CO. V. WESTERN RESOURCES, INC., ET AL., C.A. No. 96-552-CV-W-5 in the United States District Court for the Western District of Missouri, Western Division, against Western Resources and Robert L. Rives. In this litigation, KCPL is seeking a declaratory judgment that the Merger Agreement and the transactions contemplated thereby were adopted and may be completed in accordance with Missouri law and are not void, voidable, subject to injunction or rescission based upon any claim that KCPL's directors, officers or agents acted illegally or inequitably in adopting the Merger Agreement. KCPL also seeks a declaratory judgment that Western Resources lacks standing to challenge the Merger Agreement, the transaction contemplated thereby, or the acts leading to its adoption.

    On May 24, 1996, Jack R. Manson ("Manson"), a shareholder of KCPL, filed a motion to intervene in the above action as a representative of a class consisting of similarly situated KCPL shareholders. Manson also requested leave to file an answer to the complaint, in which he would assert counterclaims against KCPL and each of its directors, who would be joined as counterclaim defendants. The proposed counterclaims would allege that KCPL and its directors breached fiduciary duties of care, loyalty and disclosure in responding to Western Resources' acquisition overtures, including their adoption of the Merger Agreement; that their actions in adopting the Merger Agreement were illegal and ULTRA VIRES; that the adoption of the Merger Agreement illegally deprived KCPL shareholders of voting and appraisal rights under Missouri law; and that the adoption of the Merger Agreement was a disproportionate response to Western Resources' acquisition offer. On June 7, 1996, this motion to intervene was granted. KCPL believes that the proposed counterclaims are without merit and will vigorously defend.

    On June 7, 1996, Western Resources and Rives answered the complaint in the above action and made two counterclaims against KCPL, alleging that the Merger Agreement is illegal under Missouri law because it does not require approval of two-thirds of all outstanding KCPL shares and does not provide dissenters' rights to KCPL shareholders, and that the directors of KCPL breached their fiduciary duties by adopting the Merger
Agreement. KCPL believes that these counterclaims are without merit and will vigorously defend.

    During a June 13, 1996 telephone conference concerning scheduling the proceedings in the above litigation, the court indicated that the issues of the legality of the Merger Agreement and its adoption would be heard by the court on July 25, 1996.

    On June 27, 1996, KCPL and its directors filed a reply to Mr. Manson's counterclaims and denied any liability on the counterclaims.

    Also on June 27,  1996, KCPL filed  a reply to  the counterclaim of  Western
Resources and Mr. Rives and denied any liability on the their counterclaim. In the reply to the counterclaim of Western Resources and Mr. Rives, KCPL asserted a counterclaim against Western Resources (the "KCPL counterclaim"). The KCPL counterclaim alleges that Western has violated Section 14 of the Securities
Exchange Act of 1934, as amended and Rule 14a-9 thereunder by conducting a campaign of intentionally misleading statements and omissions designed to induce
KCPL shareholders to vote against the Original Merger Agreement and intended to disrupt the vote on the Merger Agreement.

    In a July 3, 1996 telephone conference, the District Court ordered KCPL to produce the documents KCPL had listed on the privilege log it had served upon the opposing parties. The District Court ordered the documents claimed as privileged be produced to Mr. Manson, Mr. Rives and Counsel for Western
Resources. On July 5, 1996, KCPL filed with the District Court a motion to stay the order to produce documents in anticipation of filing with the United States
Court of Appeals for the Eighth Circuit a petition for writ of mandamus directing the District Court to vacate its order.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

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
Exhibit 1:   Pages 73-78, 85-90, 102-109 and 120 from the Joint Proxy Statement/Prospectus.

Exhibit 2:   Pages 112-117 from the Original Joint Proxy Statement/Prospectus.

Exhibit 3:   Agreement and Plan of Merger, dated as of January 19, 1996, amended and restated
             as of May 20, 1996, by and among KCPL, Sub, UCU and KCU (incorporated herein  by reference  to  Annex  A  to the  Joint  Proxy  Statement/Prospectus  included in
             Amendment No.2 to KCPL's Registration Statement on Form S-4 (File No.  333-5637)
             dated June 25, 1996).

Exhibit 4:   Press Release of KCPL issued on July 9, 1996.

Exhibit 5:   Letter to KCPL Shareholders dated July 9, 1996.

Exhibit 6:   Pages 51-58 of the Joint Proxy Statement/Prospectus.

Exhibit 7:   Pages 32-46 of the Joint Proxy Statement/Prospectus.

Exhibit 8:   Opinion  of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated as of June
             26, 1996  (incorporated  herein by  reference  to Annex  B  to the  Joint  Proxy
             Statement/Prospectus).

Exhibit 9:   Summary of the Joint Proxy Statement/Prospectus.

Exhibit 10:  Press  Release of KCPL dated April 15, 1996 (incorporated herein by reference to
             KCPL's Definitive Additional Materials on Schedule 14A filed on April 15, 1996).

Exhibit 11:  Press Release of KCPL dated April 18, 1996 (incorporated herein by reference  to
             KCPL's Definitive Additional Materials on Schedule 14A filed on April 18, 1996).

Exhibit 12:  Letter  to  KCPL  Shareholders  dated April  21,  1996  (incorporated  herein by reference to KCPL's  Definitive Additional  Materials on Schedule  14A filed  on
             April 22, 1996).

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
Exhibit 13:  Press  Release of KCPL dated April 22, 1996 (incorporated herein by reference to
             KCPL's Definitive Additional Materials on Schedule 14A filed on April 23, 1996).

Exhibit 14:  Press Release of KCPL dated April 24, 1996 (incorporated herein by reference  to
             KCPL's Definitive Additional Materials on Schedule 14A filed on April 24, 1996).

Exhibit 15:  Letter  to  KCPL  shareholders  dated April  29,  1996  (incorporated  herein by reference to KCPL's  Definitive Additional  Materials on Schedule  14A filed  on
             April 30, 1996).

Exhibit 16:  Press  Release of KCPL dated April 30, 1996 (incorporated herein by reference to
             KCPL's Definitive Additional Materials on Schedule 14A filed on April 30, 1996).

Exhibit 17:  Press Release of  KCPL dated May  6, 1996 (incorporated  herein by reference  to
             KCPL's Definitive Additional Materials on Schedule 14A filed on May 6, 1996).

Exhibit 18:  Press  Release of KCPL  dated May 6,  1996 (incorporated herein  by reference to
             KCPL's Definitive Additional Materials on Schedule 14A filed on May 6, 1996).

Exhibit 19:  Letter to KCPL shareholders dated May 6, 1996 (incorporated herein by  reference to KCPL's Definitive Additional Materials on Schedule 14A filed on May 6, 1996).

Exhibit 20:  Article  in May 6, 1996 Employee Newsletter (incorporated herein by reference to
             KCPL's Definitive Additional Materials on Schedule 14A filed on May 6, 1996).

Exhibit 21:  Press Release of KCPL  dated May 16, 1996  (incorporated herein by reference  to
             KCPL's Definitive Additional Materials on Schedule 14A filed on May 16, 1996).

Exhibit 22:  Press  Release of KCPL dated  May 17, 1996 (incorporated  herein by reference to
             KCPL's Definitive Additional Materials on Schedule 14A filed on May 17, 1996).

Exhibit 23:  Press Release of KCPL  dated May 20, 1996  (incorporated herein by reference  to
             KCPL's Form 8-K filed on May 22, 1996).

Exhibit 24:  Letter to KCPL shareholders dated May 31, 1996 (incorporated herein by reference to  KCPL's  Soliciting Material  Pursuant to  Rule 240.14a-12  filed on  May 30,
             1996).

Exhibit 25:  Letter to  KCPL  shareholders  dated  June  19,  1996  (incorporated  herein  by reference  to KCPL's  Soliciting Material Pursuant  to Rule  240.14a-12 filed on
             June 20, 1996).

Exhibit 26:  Press Release of KCPL dated June  25, 1996 (incorporated herein by reference  to
             KCPL's Soliciting Material Pursuant to Rule 240.14a-12 filed on June 25, 1996).

Exhibit 27:  Press  Release of KCPL dated  July 1, 1996 (incorporated  herein by reference to
             KCPL's Definitive Additional Materials on Schedule 14A filed on July 1, 1996).

Exhibit 28:  Letter to KCPL shareholders dated July 5, 1996 (incorporated herein by reference to KCPL's  Definitive Additional  Materials on  Schedule 14A  filed on  July  5,
             1996).

Exhibit 29:  Press  Release of KCPL dated  July 8, 1996 (incorporated  herein by reference to
             KCPL's Definitive Additional Materials on Schedule 14A filed on July 8, 1996).

Exhibit 30:  Complaint of Kansas City Power &  Light Company against Western Resources,  Inc.
             and  Robert L. Rives (dated May 20,  1996, C.A. No. 96-552-CV-W-5, U.S. District
             Court for the Western District of Missouri, Western Division).

Exhibit 31:  Answer of Defendants Western Resources, Inc. and Robert L. Rives (dated June  7,
             1996,  C.A. No. 96-552-CV-W-5,  U.S. District Court for  the Western District of
             Missouri, Western Division).

Exhibit 32:  Counterclaim of Western Resources, Inc. and Robert L. Rives against Kansas  City
             Power & Light Company (dated June 7, 1996, C.A. No. 96-552-CV-W-5, U.S. District
             Court for the Western District of Missouri, Western Division).

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Exhibit 33:  Order  Granting Jack R. Manson's  Motion to Intervene (dated  June 7, 1996, C.A.
             No. 96-552-CV-W-5, U.S.  District Court  for the Western  District of  Missouri,
             Western Division).

Exhibit 34:  Answer  and Counterclaim  in Intervention  by Jack  Manson, individually  and on behalf of  all  individual and/or  entities  similarly situated,  as  Intervenor
             Defendant and Counterclaim Plaintiff, the answer being to the Complaint (Exhibit
             30)  and the Counterclaim being against Kansas  City Power & Light Co. and third party Counterclaim Defendants A. Drue Jennings,  Dr. David L. Bodde, William  H.
             Clark,  Robert  J. Dineen,  Arthur  J. Doyle,  W.  Thomas Grant,  II,  George E.
             Nettels, Jr., Linda  Hood Talbott,  Ph.D., and  Robert H.  West (order  allowing intervention  granted June 7, 1996, C.A.  No. 96-552-CV-W-5, U.S. District Court
             for the Western District of Missouri, Western Division).

Exhibit 35   Plaintiff's Reply to the Counterclaim of  Western Resources, Inc. and Robert  L.
             Rives  and Counterclaim of  Kansas City Power and  Light Company against Western
             Resources, Inc.  (dated June  27, 1996,  C.A. No.  96-552-CV-W-5, U.S.  District
             Court for the Western District of Missouri, Western Division).

Exhibit 36:  Plaintiff's   and   Counterclaim   Defendants'  Reply   to   Intervenor  Mason's
             Counterclaim (dated June 27, 1996,  C.A. No. 96-552-CV-W-5, U.S. District  Court
             for the Western District of Missouri, Western Division).

Exhibit 37:  Kansas  City Power &  Light Company's Motion  for Stay Pending  Disposition of a
             Petition for Writ of Mandamus (dated July 5, 1996, C.A. No. 96-552-CV-W-5,  U.S.
             District Court for the Western District of Missouri, Western Division).

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          KANSAS CITY POWER & LIGHT COMPANY

                                          By:
                                                    /s/ JEANIE SELL LATZ
                                             -----------------------------------
                                             Jeanie Sell Latz
                                             SENIOR VICE PRESIDENT, CORPORATE
                                             SECRETARY AND CHIEF LEGAL OFFICER

Dated: July 9, 1996

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